UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 1, 2025

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 7. Departure of Damian Finio and Appointment of Javier Daly

As previously disclosed in our filing on Form 1-U filed on October 22, 2025, Damian Finio, Chief Financial Officer of TerraCycle, Inc. (the “Parent Company”) and Director of Terracycle US Inc. (the “Company”), resigned as the Chief Financial Officer of the Parent Company and Director of the Company, effective as of December 31, 2025. On December 1, 2025, Javier Daly the former Chief Financial Officer of the Parent Company entered into a consulting agreement with the Parent Company (the “Consulting Agreement”) to become a consultant effective as of December 1, 2025 in preparation for becoming the interim Principal Financial Officer of the Parent Company. Mr. Daly will serve in this role from January 1, 2026 until a replacement Chief Financial Officer of the Parent Company is identified. In his role as the interim Principal Financial Officer, Mr. Daly will also serve as the Chief Financial Officer and Chief Accounting Officer of the Company. The Consulting Agreement is attached as Exhibit 6.14 to this Form 1-U.

 Exhibit Index

Exhibit No.	Description
6.14	Consulting Agreement (Javier Daly)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	December 4, 2025